Exhibit 99.1

Cheche Group Inc. Announces Notice of Intent by Founder and CEO Lei Zhang to Purchase Company Shares

BEIJING, China – May 28, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that its Founder and Chief Executive Officer, Mr. Lei Zhang, has expressed his intention to purchase the Company’s ordinary shares using personal funds.

These purchases demonstrate the CEO’s long-term confidence in the Company’s growth strategy, fundamental value, and operational execution capabilities. Mr. Zhang will execute all purchases in the open market at prevailing market prices or through privately negotiated transactions, in strict compliance with applicable federal securities laws, including Rule 10b-5, and may be made pursuant to a pre-established trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, —as well as the Company’s internal insider trading compliance policies.

The ultimate implementation, timing, volume, and aggregate value of the proposed purchases will be determined at the CEO’s discretion and remain subject to market conditions, capital allocation priorities, regulatory compliance frameworks, and applicable corporate trading windows and blackout periods. This announcement reflects current management intent and does not constitute a legally binding commitment or obligation to purchase, sell, or modify any securities transaction.

The Company will disclose any executed transactions through Form 4 filings and, if applicable, amendments to Schedules 13D or 13G filed with the U.S. Securities and Exchange Commission, in accordance with regulatory deadlines.

“Cheche Group reached a significant milestone by achieving full-year profitability in 2025,” said Mr. Lei Zhang, Founder and Chief Executive Officer of Cheche Group. “Furthermore, we have successfully launched our proprietary, AI large model-driven intelligent connected vehicle pricing product, which now covers 20 million new energy vehicles (NEVs). Through our collaboration with 18 major automakers, we have pioneered highly precise, customized pricing models (‘one profile for each individual’), effectively reshaping the traditional auto insurance operating landscape. The realization of full profitability, combined with the successful commercialization of our AI products, reinforces management’s firm conviction in our growth model. This personal intent to increase my equity stake reflects my deep alignment with our shareholders and my absolute confidence in Cheche’s long-term value proposition.”

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management, and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185